SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under

Section 12(g) of the Securities Exchange Act of 1934 or Suspension

of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934.

Commission File No.: 0-30946

BENNETT ENVIRONMENTAL INC.

(Exact name of registrant as specified in its charter)

Suite 208 – 1540 Cornwall Road

Oakville, Ontario, Canada L6J 7W5

Tel.: (905) 339-1540

(Address, including ZIP code, and telephone number, including area code of registrant’s principal executive offices)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 238

Pursuant to the requirements of the Securities Exchange Act of 1934, Bennett Environmental Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2006	By:	/S/ ANDREW BOULANGER
	Name:	Andrew Boulanger
	Title:	Chief Financial Officer